Dyno Nobel

Dyno Nobel Limited
(ABN 44 117 733 463)
Level 20, AGL Centre
111 Pacific Highway
North Sydney NSW 2060

16 May 2006


06013762

Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

SUPPL

ASX Announcement

In accordance with ASX Listing Rule 3.16.1, Dyno Nobel Limited advises the resignation of Mark Vale and the appointment of Julianne Lyall-Anderson as Company Secretary effective from 16 May 2006.

Yours sincerely

RICHARD M. SHEA
Company Secretary





ASX.Online@asx.com.au

16/05/2006 05:59 PM

To: peter.richards@ap.dynonobel.com, gtomlinson@afi.com.au, richard.shea@am.dynonobel.com, mark.vale@ap.dynonobel.com, shane.gannon@ap.dynonobel.com, julianne.lyall-anderson@ap.dynonobel.com

cc:

Subject: DXL - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 335627 as follows:
Release Time: 16-May-2006 17:59:22
ASX Code: DXL
File Name: 335627.pdf
Your Announcement Title: Listing Rule No. 3.16.1



335627.pdf